ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 2, 2018

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Gadsden Dynamic Growth ETF (the “Growth Fund”) and
Gadsden Dynamic Multi-Asset ETF (the “Multi-Asset Fund”)
Post-Effective Amendment No. 350 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-179562 and 811-22668

Dear Mr. Gregory:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment and the Growth Fund and Multi-Asset Fund (each, a “Fund”, and together, the “Funds”).  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

GENERAL

Comment 1.
Please explain whether the Funds will be able to rely on the generic listing standards for actively-managed exchange-traded funds; otherwise, advise as to the status of the Funds’ filing with respect to Section 19(b)(1) of the Securities Exchange Act of 1934 and Rule 19b-4 thereunder.

Response:
The Trust confirms that the Funds will be able to rely on the aforementioned generic listing standards and, as a result, the Funds’ listing exchange has not filed any proposed rule change under Section 19(b)(1) of the Securities Exchange Act of 1934 and Rule 19b-4 thereunder.

Comment 2.
With regard to all blanks within the Prospectus and Statement of Additional Information, ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.

Response:	The Trust has ensured that all missing information has been provided in accordance with Form N‑1A.

Comment 3.	Please file a new legal opinion as an exhibit to the registration statement, as the Funds are new.

Response:	The Trust confirms it will file a new legal opinion with the registration statement.

PROSPECTUS
Comment 4.	Please provide a completed fee table for each Fund for the Staff’s review prior to effectiveness.

Response:	Each Fund’s completed fee table is as shown below:

Gadsden Dynamic Growth ETF
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.59%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.02%
Acquired Fund Fees and Expenses[1]	0.27%
Total Annual Fund Operating Expenses	0.88%
[1]	Estimated for the current fiscal year.

Gadsden Dynamic Multi-Asset ETF
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.59%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.01%
Acquired Fund Fees and Expenses[1]	0.11%
Total Annual Fund Operating Expenses	0.71%
[1]	Estimated for the current fiscal year.

Comment 5.
With respect to the second footnote of each Fund’s Annual Fund Operating Expenses table, confirm that (a) the fee waiver referred to therein will be in operation for at least one year from the effective date of the Prospectus and (b) any recoupment will not exceed the lesser of the expense limit in effect at the time of the waiver/reimbursement or at the time of recoupment.

Response:	The Trust notes that no fee waiver is in effect for the Funds, and consequently, the second footnote has been deleted from each fee table.

Comment 6.	Include disclosure within the Expense Example section stating that each Fund’s estimated expenses reflect a fee waiver for only the relevant time period (e.g., one year).

Response:	The Trust notes that no fee waiver is in effect for the Funds, and consequently, the suggested disclosure has not been added.

Comment 7.	With respect to the Growth Fund, within the description of the Fund’s Principal Investment Strategies, clarify the following:
a.	Whether the Fund is a fund-of-funds; and
b.	How the Fund uses a growth strategy to achieve its investment objective.

Response:
The Fund’s investments in other investment companies may range from 0% to 100% of its portfolio, and consequently, the Fund may not consistently operate as a “fund-of-funds”. Additionally, the Fund uses a growth strategy by investing in segments of the equity market and in other asset classes that are expected to grow in value over time. Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A.

Comment 8.	Revise the Growth Fund’s Principal Investment Strategies to utilize plain English standards, with specific reference to the following phrases (emphasis added):
a.	“…approximately 80% of its total assets in a strategic allocation sleeve…”;
b.	“…a long-term view of the correlation of such securities to macroeconomic conditions…”;
c.	“…approximately 20% of its total assets in a tactical allocation sleeve…”;
d.	“…the Adviser’s proprietary long-term assessment of their underlying equity securities’ sensitivity to the economic factors driving their correlations.”; and
e.	“Within the tactical allocation sleeve, the Fund may invest globally in the constituents of indexes composed of any asset class….”

Response:
The Trust has revised the above-referenced section to simplify the disclosure and believes that the revised disclosure is written in plain English. Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A.

Comment 9.	Clarify what time frame each Fund is referring to in the phrase “based on a short-term view of the market.”

Response:
The Trust has revised the “Principal Investment Strategies” disclosure to clarify that “short-term” typically refers to a period of less than three years. Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A.

Comment 10.
Clarify whether each Fund’s strategic allocation sleeve would invest in rules-based passive indexes. If not, please disclose the types of indexes that will be principally used as a basis for component securities for underlying funds (e.g., leveraged, inverse leveraged, etc.) and any applicable percentages of this sleeve.

Response:
Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A. Each Fund is an actively-managed ETF, and references to investing in an “index” have been deleted to avoid investor confusion.

Comment 11.
Please clarify the Funds’ reference to the term “factor-based” in the sentence “The Fund’s strategic allocation sleeve is expected to be predominantly invested to gain exposure to the constituents of certain indexes…, including indices that may be factor-based” (emphasis added).

Response:	Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A. References to a “factor-based” index have been deleted.

Comment 12.	Please disclose any countries, sectors, industries, regions, or market caps either directly or indirectly in which the Funds will principally invest, including any specific related risk factors.

Response:
The Funds’ principal investment strategies are not specific to any particular country(ies), sector(s), industry(ies), or market capitalization(s). The following language has been added to the “Principal Investment Strategies” section for each Fund: “The Fund may focus its investments in certain sectors, regions, or countries, and in companies of any market capitalization, which allocations may change over time.” Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A.

Comment 13.	Please clarify in plain English why a Fund’s strategic allocation sleeve may at times be “significantly more or less than 80% of the Fund’s total assets.”

Response:
The following language has been added to the “Principal Investment Strategies” section for each Fund: “From time to time, the Fund’s strategic sleeve may be comprised of significantly more or less than 80% of the Fund’s total assets (e.g., when the Adviser believes that the Fund’s strategic sleeve is more or less likely to achieve greater total return than the tactical sleeve).” Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A.

Comment 14.	Please clarify why a Fund’s tactical allocation sleeve would be used to adjust portfolio risk higher for the Fund and how this would depend on market conditions and opportunities.

Response:
Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A. The Trust believes that such revised disclosure clearly explains that the tactical sleeve is based on the Adviser’s assessment of shorter-term investment opportunities, which may suggest an environment where a Fund is likely to benefit from increased or reduced risk-taking.

Comment 15.	Discuss the credit quality or maturity requirements, if any, used in considering fixed income securities within the Fund’s tactical allocation sleeve.

Response:	The following disclosure has been added for each Fund: “The Fund’s investments in fixed-income instruments may include those of any maturity or credit quality.”

Comment 16.	Clarify what types of indexes are referred to in the statement “[w]ithin the tactical allocation sleeve, the Fund may invest globally in the constituents of indexes composed of any asset class.”

Response:
Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A. Each Fund is an actively-managed ETF, and references to investing in an “index” have been deleted to avoid investor confusion.

Comment 17.	Briefly explain the circumstances during which a Fund’s tactical allocation sleeve may have significant exposure to a single asset class.

Response:
The Trust notes that it cannot predict the circumstances under which a Fund’s tactical sleeve may have significant exposure to a single asset class, as such determination will be a function of the investment opportunities at a given time perceived by the Adviser. Consequently, the Trust respectfully declines to make changes based on the above comment.

Comment 18.
Given the disclosure that a Fund may invest in real estate-related securities, clarify the types of these securities and, if securities other than REITs are expected, consider including additional disclosure regarding these securities.

Response:	The phrase “real estate-related securities” has been replaced with “real estate investment trusts”.

Comment 19.
The Staff notes that the Growth Fund intends to invest predominantly in U.S. or foreign equity securities, despite a list of asset classes listed in the second paragraph on page 3 of the Prospectus. Confirm that these asset classes are part of the Fund’s principal investment strategies or otherwise relegate discussion of these strategies to the Fund’s discussion of investment strategies in response to Item 9 of Form N-1A or the Fund’s SAI. See generally, IM Guidance Update 2014-08.

Response:
The Trust confirms that the investment strategies listed in the Growth Fund’s Principal Investment Strategies on page 3 are considered “principal” investment strategies of the Fund as that term is defined by Form N-1A. For the avoidance of doubt, non-equity asset classes are expected to be used as part of the Fund’s tactical sleeve, rather than the strategic sleeve.

Comment 20.
Either within each Fund’s disclosure in response to Item 4 or Item 9 of Form N-1A, as relevant, disclose the types of exchange-traded commodities in which each Fund will invest, in addition to relevant risk disclosure.

Response:
The following disclosure has been added to Item 9: “ETCs used by the Funds are expected to be pooled investment vehicles with exposure to commodities such as foreign currencies, precious metals, and other physical or non-physical commodities.” The Trust notes that the Amendment currently includes risk disclosure for such investments under the headings “Commodities Risk”, “Currency Risk”, and “ETVs Risk”. In addition, the following sentence has been added under “ETVs Risk”: “In the event of a defaulted ETN or ETC held by the Fund, shareholders will not have a claim on the reference assets of the defaulted investment.”

Comment 21.
Clarify the extent to which each Fund will invest in commodities and commodity interests. Also, within the Funds’ disclosures in response to Item 9 of Form N-1A, disclose whether each Fund will take steps to ensure that its commodity-related investments do not create disqualifying income that would otherwise preclude the Fund from qualifying as a RIC.

Response:
The Trust notes that the Amendment currently states that each Fund may invest in commodities and commodity interests as part of the tactical sleeve, which the Amendment notes is generally expected to be approximately 20% of the Fund’s total assets. Additionally, the Multi-Asset Fund may invest in commodities as part of its strategic sleeve. The Trust further notes that the specific extent to which a Fund invests in commodities and commodity interests will be determined by the Adviser based on market conditions at any given time, and consequently, the Trust respectfully declines to further specify the extent to which the Fund will make such investments.

The Trust notes that disclosure pertaining to the risks of not qualifying as a RIC due to investments in commodities and commodity interests can be found in the Amendment under the risk heading “Commodities Risk—Commodity-Linked Derivatives Tax Risk”. Additionally, the following disclosure has been added in response to Item 9: “The Adviser will seek to ensure that its commodity-related and other investments do not create disqualifying income that would otherwise preclude a Fund from qualifying as a RIC, although there can be no assurances that the Adviser will be successful in doing so.”

Comment 22.
The Staff notes the Funds may invest in derivatives. Ensure the disclosure regarding derivative instruments includes only those in which a Fund will principally invest (e.g., puts, calls and index options and interest rate swaps). Please also ensure that the derivatives risk disclosure is tailored to address the principal risks posed by those instruments to each Fund. See generally, Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) (the “Barry Miller letter”).

Response:
Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A, which clarifies that futures contracts are the only derivative that will be directly used by the Funds as part of their principal investment strategies. The Trust confirms that such disclosure with regard to derivatives conforms to the standards set forth within the Barry Miller letter.

Comment 23.	If a Fund will write credit default swaps, confirm supplementally whether such Fund will segregate each swap’s full notional amount as collateral.

Response:	The Trust does not expect the Funds to write credit default swaps.

Comment 24.	Clarify the reweighting process with a Fund’s strategic allocation and tactical allocation sleeves within the Funds’ response to Item 9 of Form N-1A.

Response:
The Trust notes that the Funds do not have a “reweighting process” akin to an index-based ETF. Rather, the Adviser makes investment decisions for the strategic and tactical sleeves while being mindful of the proportion of each Fund’s assets each sleeve constitutes. Because there is no formal “reweighting process”, the Trust respectfully declines to add the suggested disclosure.

Comment 25.	With respect to the Subsidiary;

a.	Disclose that the Subsidiary complies with all 1940 Act provisions in relation to the investment policies, capital structure, and leverage on an aggregate basis with the Fund;
b.	Disclose that the Subsidiary complies with all 1940 Act provisions in relation to affiliated transactions and custody requirements;
c.	Confirm that the Fund’s custodian is also the Subsidiary’s custodian, or otherwise disclose the Subsidiary’s custodian;
d.	Disclose that the Adviser is subject to review under Section 15 of the 1940 Act and that, in the course of such review, the Fund’s and Subsidiary’s agreements may be reviewed together;
e.	Clarify that the strategies and risks included in the Prospectus include both those of the Fund and the Subsidiary; and

f.	Supplementally confirm that
i.	The Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.;
ii.
The Subsidiary and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;

iii.	The Subsidiary’s management fee is included within the line item for management fees in the Fund’s Annual Fund Operating Expenses table; and
iv.	The Subsidiary’s financial statements will be included with those of the Fund whenever financial statements are required to be included in a filing for the Fund.

Response:
Disclosure regarding each Subsidiary has been deleted from the Prospectus. Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A. The Trust notes that, while neither Fund is currently expected to establish or invest in a Subsidiary, in the event such a Subsidiary is established and utilized in the future, the Trust will take the foregoing comments into consideration in updating the form of Prospectus and Statement of Additional Information or amending the Trust’s registration statement with respect to the Funds, as appropriate.

Comment 26.	If Shares are sold through an insured depository institution, add disclosure as required by Item 4(b)(1)(iii) of Form N-1A.

Response:	The Trust confirms that Shares are not expected to be sold through an insured depository institution.

Comment 27.
Ensure that each strategy listed in each Fund’s Principal Investment Strategies section should have a corresponding risk within such Fund’s Principal Investment Risks section. Given each Fund’s strategies, consider adding the following principal investment risks: Model and Data Risk; and High-Yield Securities Risk.

Response:
Risk disclosures for Models and Data Risk and High-Yield Securities have been added for each Fund. The Trust confirms that all strategies listed in each Fund’s Principal Investment Strategies section have a corresponding risk disclosure in the Principal Investment Risks section.

Comment 28.
With respect to each Fund’s ETVs Risk, describe special risks inherent in inverse, leveraged, and/or inverse leveraged ETFs as relevant. Also, the Staff notes that the Fund includes ETCs within its definition of ETVs; please briefly describe the differences between ETFs and ETCs. If true, clarify that in the event of a defaulted ETC held by the Fund, shareholders will have no claim on the reference assets of the defaulted ETC. Consider including an ETCs Risk to address this Comment.

Response:	The following risk disclosure has been added to Item 9 with a summary of such disclosure in Item 4:

Leveraged, Inverse, and Inverse-Leveraged ETF Risk. Leveraged, inverse, and inverse-leveraged ETFs expose a Fund to all of the risks that traditional ETFs present (see “ETF Risks” above). Leveraged ETFs seek to provide investment results that match a multiple of the performance of an underlying index (e.g., three times the performance). Inverse ETFs seek to provide investment results that match a negative (i.e., the opposite) of the performance of an underlying index. Leveraged inverse ETFs seek to provide investment results that match a negative multiple of the performance of an underlying index. All such ETFs rely to some degree, often extensively, on derivatives to achieve their objectives and, thus, the Fund is indirectly exposed to derivatives risk through its investments in these ETFs. Further, investments in leveraged, inverse, or inverse-leveraged ETFs are subject to the risk that the performance of such ETF will not correlate with the underlying index as intended. Leveraged, inverse, and inverse-leveraged ETFs often “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis. Due to the effect of compounding, their performance over longer periods of time can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Consequently, these investment vehicles may be extremely volatile and can potentially expose a Fund to complete loss of its investment.

The following risk disclosure has been added to the “ETVs Risk” in Item 9 with a summary of such disclosure in Item 4:

The risks of owning shares of an ETC generally reflect the risks of owning the underlying commodity instruments the ETC holds. Additionally, ETCs are subject to the risk of a lack of liquidity that can result in an ETC’s value being more volatile than the underlying commodity instruments themselves. ETCs that invest in physical gold or silver may be, or may become, subject to regulatory trading limits that could hurt the value of their securities and could affect a Fund’s ability to pursue its investment objective. Additionally, ETCs are not registered under the 1940 Act and therefore, are not subject to the regulatory scheme and investor protections of the 1940 Act. Income derived from commodities is generally not qualifying income for purposes of the regulated investment company diversification tests under the Code. In the event of a defaulted ETN or ETC held by the Fund, shareholders will not have a claim on the reference assets of the defaulted investment.

Comment 29.
With respect to each Fund’s Management Risk, consider describing the specific risks associated with a Fund’s strategic allocation and tactical allocation sleeves. Furthermore, if the Adviser is new to managing an ETF, add risk disclosure stating as such.

Response:
The following disclosure has been added to the “Management Risk” of each Fund: “The Adviser has not previously managed an ETF, which may increase the risks of investments in the Fund.” The Trust has reviewed the remaining “Management Risk” disclosure and believes that, in conjunction with the description of each Fund’s principal investment strategies, such risk disclosure appropriately discloses the risks associated with the active management of the Funds. Consequently, the Trust respectfully declines to add additional disclosure in response to the above comment.

Comment 30.	Within the Funds’ REIT Risk, disclose the risks associated with subprime loans if relevant to the Fund.

Response:	The Trust does not believe that the risks of subprime loans are a principal risk of the Funds. Consequently, no changes have been made in response to the above comment.

Comment 31.	In conformity with Item 5 of Form N-1A, provide the month in which the Portfolio Managers became primarily and jointly responsible for the day-to-day management of the Fund.

Response:
The Trust notes that Item 5 of Form N-1A does not specifically require disclosure of the month in which the Portfolio Managers became primarily and jointly responsible for the day-to-day management of a Fund. Further, such disclosure would not be practicable for a new fund, such as the Funds, because the month may not be known at the time the Amendment becomes effective. Consequently, the Trust respectfully declines to make the suggested change.

Comment 32.	Specify the number of shares generally required for a Creation Unit of the Fund. If less than 25,000 Shares, include the disclosure required by Items 6(a), 6(b), 11(b), and 11(c) of Form N-1A.

Response:	The requested change has been made. Because the size of creation units for the Funds will be at least 25,000 shares, no additional disclosure has been added.

Comment 33.	Clarify how the Multi-Asset Fund will implement a multi-asset strategy to achieve its investment objective.

Response:
Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A. The Trust believes that the revised disclosure effectively communicates that the Multi-Asset Fund’s principal investment strategy will invest across multiple asset classes to achieve its investment objective.

Comment 34.	In plain English, clarify the sentence beginning “The blend of these investments is designed to….”

Response:	Please see the revised “Principal Investment Strategies” section for the Funds contained in the attached Appendix A. The Trust believes such revisions address the above comment.

Comment 35.
Describe each Fund’s principal indexes that will be used in each Fund’s allocation strategies, as well as the principal types of equity, fixed income, and pooled vehicle securities in which each Fund will invest.

Response:
Each Fund is an actively-managed ETF, and references to investing in an “index” have been deleted to avoid investor confusion. The Trust notes that each Fund may invest in a wide variety of equity, fixed income, and pooled vehicles, the identities of which will depend on the Adviser’s judgments and market conditions, which cannot be predicted. Further, the Trust believes that the disclosure in the attached Appendix A and in the Amendment effectively communicate the types of investments in which each Fund will principally invest. Consequently, additional changes have not been made in response to the above comment.

Comment 36.	Provide the period covered in the Fund’s first Semi-Annual or Annual Report to Shareholders, as required by item 10(a)(1)(iii) of Form N-1A.

Response:
The Trust respectfully declines to make the requested change because the period covered will not be known until a Fund has commenced operations, which will be after the effective date of the Amendment. In the future, the Trust will update the above-referenced disclosure with the applicable period covered.

Comment 37.
Revise the third paragraph of the section entitled “How to Buy and Sell Shares” to state that a shareholder will pay a premium if purchasing Shares above a Fund’s NAV and a discount if purchasing Shares below a Fund’s NAV.

Response:	The Trust respectfully declines to make the requested change and notes that explanations of Shares trading at a premium or discount to a Fund’s NAV are already included under each Fund’s “ETF Risks”.

Comment 38.
Disclose under what circumstances, if any, a Fund may use stale values that might make the Fund’s IIV a current market value of shares. If such circumstances exist, consider including them as a principal investment risk of each Fund.

Response:
The following disclosure has been added under the heading “Share Trading Prices on the Exchange”: “The quotations of certain Fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States.”  The Trust does not believe that the use of stale values in calculating a Fund’s IIV constitutes a principal investment risk of the Funds.

STATEMENT OF ADDITIONAL INFORMATION

Comment 39.	Update disclosure in the SAI to include complete references to calendar and fiscal year-ends.

Response:	The Trust has updated the SAI to include all previously incomplete disclosures.

Comment 40.	Within the discussion of each Fund trading at NAV in the “General Information about the Trust” section, consider clarifying that Shares may trade at a discount or premium to a Fund’s NAV.

Response:
As the Trust discloses that trading may be at a discount or premium to a Fund’s NAV in several places within the Funds’ Prospectus, including within each Fund’s summary section, the Trust does not feel that further disclosure regarding shares trading at a discount or premium is necessary in the SAI and respectfully declines to make the suggested change.

Comment 41.
Regarding Investment Restriction No. 1 for each Fund, the Staff notes its position that an adviser may not ignore underlying holdings when determining a fund’s concentration in an industry or group of related industries. Include a narrative within the investment restriction that a Fund will consider underlying holdings when determining its compliance with Investment Restriction No. 1.

Response:
The Trust is not aware of any formal SEC guidance or legal requirement that funds must look through an underlying fund’s holdings when determining compliance with its own concentration policy. The Trust notes that the Adviser may not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment. Further, the Trust believes that its approach to this issue complies with applicable legal requirements and is consistent with common practice in the industry. Notwithstanding the foregoing, the Trust confirms that, to the extent an underlying investment company has adopted a fundamental policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

The following narrative has been added following Investment Restriction No. 1:

For purposes of determining compliance with a Fund’s policy on concentrating its investments in any one industry, the Funds consider whether an underlying investment company in which a Fund invests has adopted a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the applicable Fund’s concentration limitation.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary

Appendix A

GADSDEN DYNAMIC GROWTH ETF
Principal Investment Strategies
The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing (i) approximately 80% of its total assets with exposure to global equity securities (including those in emerging markets) generally based on a long-term view of macroeconomic factors (e.g., inflation, employment, interest rates) (the “strategic sleeve”) and (ii) approximately 20% of its total assets to add or reduce exposure to one or more asset classes generally based on a short-term view of the market (the “tactical sleeve”). The Fund’s investment adviser, Gadsden, LLC (the “Adviser”), selects the asset classes to be included in the strategic and tactical sleeves, rather than individual securities or other instruments. For each asset class in which the Fund invests, the Fund’s sub-adviser will determine whether the Fund will invest directly in securities or other instruments of such asset class or indirectly through one or more pooled vehicles (e.g., other ETFs) that primarily invest in such securities or other instruments. Consequently, the Fund’s investments in other investment companies may range from 0% to 100% of the Fund’s portfolio.

The Fund’s strategic sleeve seeks to identify segments of global equity securities that are likely to grow in value over periods of several years. The strategic sleeve is expected to be predominantly invested to gain exposure to equity securities of certain countries, sectors, industries, or market capitalizations based on the Adviser’s assessment of the long-term (typically more than three years) correlation of such segments to each other and their correlation and sensitivity to macroeconomic factors. The Fund may focus its investments in certain sectors, regions, or countries, and in companies of any market capitalization, which allocations may change over time. From time to time, the Fund’s strategic sleeve may be comprised of significantly more or less than 80% of the Fund’s total assets (e.g., when the Adviser believes that the Fund’s strategic sleeve is more or less likely to achieve greater total return than the tactical sleeve).

The Fund’s tactical sleeve is expected to be approximately 20% of the Fund’s total assets, which may increase or decrease depending on the market environment and investment opportunities perceived by the Adviser. The Fund’s tactical sleeve employs a shorter-term (typically less than three years) view of market opportunities and threats than the Fund’s strategic sleeve and is designed to adjust overall portfolio risk either higher or lower. The Adviser makes allocation decisions within the tactical sleeve based on its judgment of the projected investment environment for particular asset classes, the attractiveness of each asset class, and expected future returns of each asset class. Within the tactical sleeve, the Fund may invest globally in any asset class (e.g., currencies, equities, fixed-income instruments, real assets, commodities), and may at times have significant exposure to a single asset class.
The Fund’s portfolio construction blends fundamental and quantitative methods to select investments across a variety of global asset classes, though the Fund is expected to be predominantly exposed to domestic or foreign equity securities. Other asset classes may include corporate, government (U.S. or foreign), inflation-linked, and high-yield debt instruments (also known as “junk” bonds); cash and cash equivalents; commodity interests (including foreign currencies, precious metals, and other physical or non-physical commodities); and real estate investment trusts (“REITs”). The Fund’s investments in fixed-income instruments may include those of any maturity or credit quality. The Fund’s portfolio may also utilize inverse, leveraged, and inverse leveraged ETVs (defined below) to obtain exposure to one or more asset classes.
The Fund may gain exposure to an asset class selected by the Adviser by investing directly in securities or other instruments of such asset class or in a pooled vehicle that seeks to track the performance of such asset class (including ETFs, exchange-traded notes (“ETNs”), or exchange-traded commodities (“ETCs”) (collectively, exchange-traded vehicles (“ETVs”)).
The Fund may invest in futures contracts to gain long or short exposure to one or more asset classes. Investments in derivative instruments, such as futures, have the economic effect of creating financial leverage in the Fund’s portfolio because such investments may give rise to losses that exceed the amount the Fund has invested in those instruments. Financial leverage will magnify, sometimes significantly, the Fund’s exposure to any increase or decrease in prices associated with a particular reference asset resulting in increased volatility in the value of the Fund’s portfolio. To the extent the Fund invests in such derivative instruments, the value of the Fund’s portfolio is likely to experience greater volatility over short-term periods. While such financial leverage has the potential to produce greater gains, it also may result in greater losses, which in some cases may cause the Fund to liquidate other portfolio investments at a loss to comply with limits on leverage and asset segregation requirements imposed by the Investment Company Act of 1940 (the “1940 Act”) or to meet redemption requests.
The Fund will generally sell securities or other instruments when better opportunities become available or when seeking to adjust the weighting of the two sleeves in the Fund’s portfolio or the weighting of individual assets classes within a particular sleeve.

A-1

GADSDEN DYNAMIC MULTI-ASSET ETF
Principal Investment Strategies
The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing (i) approximately 80% of its total assets with exposure to a variety of asset classes, geographies, and market capitalizations generally based on a long-term view of macroeconomic factors (e.g., inflation, employment, interest rates) (the “strategic sleeve”) and (ii) approximately 20% of its total assets to add or reduce exposure to one or more asset classes generally based on a short-term view of the market (the “tactical sleeve”). The Fund’s investment adviser, Gadsden, LLC (the “Adviser”), selects the asset classes to be included in the strategic and tactical sleeves, rather than individual securities or other instruments. For each asset class in which the Fund invests, the Fund’s sub-adviser will determine whether the Fund will invest directly in securities or other instruments of such asset class or indirectly through one or more pooled vehicles (e.g., other ETFs) that primarily invest in such securities or other instruments. Consequently, the Fund’s investments in other investment companies may range from 0% to 100% of the Fund’s portfolio.

The Fund’s strategic sleeve is invested in a variety of asset classes (e.g., currencies, equities, fixed-income instruments, real assets, commodities), geographies (including emerging markets), and market capitalizations based on the Adviser’s assessment of the long-term (typically more than three years) correlation of such segments to each other and their correlation and sensitivity to macroeconomic factors. The Adviser considers such correlations in seeking to create a blend of investments across multiple asset classes that will grow in value across rising and falling markets. The Fund may focus its investments in certain asset classes, sectors, regions, or countries, and in companies of any market capitalization, which allocations may change over time. Additionally, the Fund may invest in assets classes that are considered lower-risk (e.g., inflation-linked bonds or fixed income securities), higher-risk (e.g., equities or real estate investment trusts (“REITs”), or a mix of both groups. From time to time, the Fund’s strategic sleeve may be comprised of significantly more or less than 80% of the Fund’s total assets (e.g., when the Adviser believes that the Fund’s strategic sleeve is more or less likely to achieve greater total return than the tactical sleeve).

The Fund’s tactical sleeve is expected to be approximately 20% of the Fund’s total assets, which may increase or decrease depending on the market environment and investment opportunities perceived by the Adviser. The Fund’s tactical sleeve employs a shorter-term (typically less than three years) view of market opportunities and threats than the Fund’s strategic sleeve and is designed to adjust overall portfolio risk either higher or lower. The Adviser makes allocation decisions within the tactical sleeve based on its judgment of the projected investment environment for particular asset classes, the attractiveness of each asset class, and expected future returns of each asset class. Within the tactical sleeve, the Fund may invest globally in any asset class and may at times have significant exposure to a single asset class.
The Fund’s portfolio construction blends fundamental and quantitative methods to select investments across a variety of global asset classes, including corporate, government (U.S. or foreign), inflation-linked, and high-yield debt instruments (also known as “junk” bonds); cash and cash equivalents; commodity interests (including foreign currencies, precious metals, and other physical or non-physical commodities); and REITs. The Fund’s investments in fixed-income instruments may include those of any maturity or credit quality. The Fund’s portfolio may also utilize inverse, leveraged, and inverse leveraged ETVs (defined below) to obtain exposure to one or more asset classes.
The Fund may gain exposure to an asset class selected by the Adviser by investing directly in securities or other instruments of such asset class or in a pooled vehicle that seeks to track the performance of such asset class (including ETFs, exchange-traded notes (“ETNs”), or exchange-traded commodities (“ETCs”) (collectively, exchange-traded vehicles (“ETVs”)).
The Fund may invest in futures contracts to gain long or short exposure to one or more asset classes. Investments in derivative instruments, such as futures, have the economic effect of creating financial leverage in the Fund’s portfolio because such investments may give rise to losses that exceed the amount the Fund has invested in those instruments. Financial leverage will magnify, sometimes significantly, the Fund’s exposure to any increase or decrease in prices associated with a particular reference asset resulting in increased volatility in the value of the Fund’s portfolio. To the extent the Fund invests in such derivative instruments, the value of the Fund’s portfolio is likely to experience greater volatility over short-term periods. While such financial leverage has the potential to produce greater gains, it also may result in greater losses, which in some cases may cause the Fund to liquidate other portfolio investments at a loss to comply with limits on leverage and asset segregation requirements imposed by the Investment Company Act of 1940 (the “1940 Act”) or to meet redemption requests.
The Fund will generally sell securities or other instruments when better opportunities become available or when seeking to adjust the weighting of the two sleeves in the Fund’s portfolio or the weighting of individual assets classes within a particular sleeve.
A-2